As filed with the Securities and Exchange Commission on July 7, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

ALTERA CORPORATION
(Name of Subject Company (Issuer))

ALTERA CORPORATION
(Name of Filing Persons (Offeror))
Certain Options Under the Altera Corporation 1996 Stock Option Plan
(Title of Class of Securities)

021441100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JOHN P. DAANE
President and Chief
Executive Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
KATHERINE E. SCHUELKE, ESQ.	WARREN L. TROUPE, ESQ.
Vice President, General Counsel	BRIAN V. CAID, ESQ.
and Secretary	MORRISON & FOERSTER LLP
ALTERA CORPORATION	370 17th Street, Suite 5200
101 Innovation Drive	Denver, Colorado 80202
San Jose, California 95134	(303) 592-1500
(408) 544-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$199,378,005	$16,129.68**

*Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase an aggregate of 10,641,131 shares of common stock of Altera Corporation, representing all of the options that are eligible to participate in the offer as described herein, are exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($199,378,005), multiplied by (b) $80.90 per $1,000,000 of the transaction value.
**Previously paid.

     ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SIGNATURE
INDEX TO EXHIBITS
EX-(a)(15) Email Correspondence

     This Amendment No. 3 amends and supplements the Altera Corporation Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2003, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on June 10, 2003, and by Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on June 24, 2003, relating to the offer by Altera Corporation to exchange certain outstanding stock options to purchase common stock, par value $0.001 per share, pursuant to the terms and conditions in the Offer to Exchange dated June 5, 2003, as amended June 24, 2003.

     The Offer expired at 2:00 p.m. Pacific Daylight Time on July 3, 2003. Altera Corporation has accepted for exchange options to purchase 6,634,116 shares of its common stock.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The Offer expired at 2:00 p.m. Pacific Daylight Time on July 3, 2003. Pursuant to the terms set forth in the Offer to Exchange, we accepted for exchange options to purchase 6,634,116 shares of common stock representing approximately 62% of the options that were eligible to be tendered in the Offer. On the terms and conditions set forth in the Offer to Exchange, we will grant new options to purchase an aggregate of 4,352,178 shares of common stock in exchange for such tendered options.

Item 12. Exhibits.

     Item 12 to Altera Corporation’s Schedule TO is amended and supplemented to add the following new exhibit, which is filed with this Amendment No. 3 to Schedule TO:

(a)(15)	Email Correspondence to Employees of Altera Corporation Regarding Expiration of the Offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

ALTERA CORPORATION

By:	/s/ Katherine E. Schuelke

Katherine E. Schuelke
Vice President, General Counsel and Secretary

Date: July 7, 2003

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(15)	Email Correspondence to Employees of Altera Corporation Regarding Expiration of the Offer.

3